FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 29, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
________________________________________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __              No   X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated July 29, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 29, 2009	By: /s/ Mikael Grahne
Name: Mikael Grahne
Title: President and Chief Executive Officer

Beirut, Luxemburg, July 29, 2009

Joint press release

Africell Holding SAL acquires Millicom Sierra Leone

Africell Holding SAL, a member of Lintel group and Millicom International Cellular SA ("Millicom") (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) yesterday (28th July 2009) signed an agreement regarding the acquisition of Millicom (SL) Limited, Millicom’s GSM operations in Sierra Leone.  Completion of the transaction is subject to certain regulatory approvals and procedures.

Africell Holding SAL, through its wholly owned subsidiary, Africell (Sierra Leone) Limited, has been operating in Sierra Leone since 2005 and is the leading mobile operator in Sierra Leone.  This acquisition will contribute to domestic consolidation, and further enhance Africell’s market leadership in Sierra Leone.

Millicom (SL) Limited is operating as Tigo and had been classified as an asset held for sale in Q4 2008 at group level.

CONTACTS

Africell:

Ziad Dalloul Chairman & Chief Executive Officer

Elias Arwadi Chief Operating Officer	Telephone: +961 3 601 803

Millicom:

Mikael Grahne President & Chief Executive Officer

Francois-Xavier Roger Chief Financial Officer	Telephone: +352 27 759 327

Peregrine Riviere Head of External Communications Millicom International Cellular S.A., Luxembourg	Telephone: +352 691 750 098

Andrew Best	Telephone: +44 7798 576 378
Emily Bruning	Telephone: +44 7879 426 358
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 308 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.